Exhibit 99.1

FOR IMMEDIATE RELEASE

Bank of Montreal Completes CAD$3.1 Billion Public Offering of Common Shares including Full Exercise of Over-Allotment Option

TORONTO, March 29, 2022 – Bank of Montreal (TSX:BMO)(NYSE:BMO) (the “Bank”) today announced that it has completed its previously announced offering of common shares at a price of CAD$149.00 per common share. The syndicate of underwriters elected to exercise its over-allotment option in full, resulting in a total of 20,843,750 common shares being issued today for total gross proceeds of CAD$3.1 billion. The offering was underwritten on a bought deal basis by the syndicate of underwriters. The common shares issued are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The common shares sold pursuant to the offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of CAD$1.02 trillion as of January 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com; Twitter: @BMOMedia